UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

Israel	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Interpace Parkway, #3

Parsippany NJ, 07054

USA

+1-973-658-0301

(Address and telephone number of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Shares, NIS 0.10 par value per share	New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ☐

Securities to be registered pursuant to Section 12(g) of the Act: None.

Explanatory Note.

Teva Pharmaceutical Industries Limited (the “Registrant”) is filing this Amendment No. 2 (the “Amendment”) to its registration statement on Form 8-A originally filed with the Securities and Exchange Commission (the “SEC”) on August 31, 1987 with respect to the Registrant’s American depositary shares (the “ADSs”), as amended by the Registrant in connection with the listing of the ADSs on the New York Stock Exchange, Inc. on May 23, 2012 (as so amended, the “Existing Form 8-A”), to amend the description of the Registrant’s securities registered in the Existing Form 8-A, in connection with the termination on September 14, 2026 of the Second Amended and Restated Deposit Agreement, dated as of December 4, 2018, as amended by Amendment No. 1 dated August 31, 2026 (as so amended, the “Deposit Agreement”), among the Registrant, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder, and the conversion of the outstanding ADSs into ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), of the Registrant, and the listing of the Ordinary Shares on the New York Stock Exchange (the “NYSE”). This Amendment amends and restates in its entirety the Existing Form 8-A previously filed by the Registrant.

Item 1. Description of Registrant’s Securities to be Registered.

DESCRIPTION OF THE COMPANY’S ORDINARY SHARES

The following is a summary of the terms of the Ordinary Shares, including certain provisions contained in Teva’s memorandum of association, as amended (the “Memorandum”), Teva’s articles of association, as amended (the “Articles”), and applicable Israeli laws in effect on the date of this Registration Statement on Form 8-A. This summary is qualified by reference to the full text of the Memorandum and the Articles, which are incorporated by reference as exhibits hereto. For the purposes of the discussion below, references to “we”, “us” and “our” refer to the Company.

Share Capital

Teva’s registered share capital includes 2,494,343,316 Ordinary Shares. As of August 31, 2026, 1,166,292,643 Ordinary Shares were issued and outstanding. The share capital also includes 60 deferred shares, par value NIS 0.10 per share, that do not confer any rights, except for the right to be reimbursed in the amount of the par value thereof upon liquidation.

All of Teva’s issued and outstanding Ordinary Shares are fully paid and non-assessable, and are not redeemable.

Holders of ordinary shares are entitled to participate equally in the receipt of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. The Israeli Companies Law, 5759-1999, as amended from time to time (the “Companies Law”) and the Articles do not provide for preemptive rights to the holders of Teva’s shares. Each Teva ordinary share entitles the holder thereof to one vote.

Restrictions on Non-Residents of Israel

Neither the Memorandum nor the Articles or the laws of the State of Israel restrict the ownership or voting of Teva’s ordinary shares by non-residents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel, pursuant to Israeli law.

General Shareholder Meetings

Under the Companies Law and the Articles, Teva is required to hold an annual general meeting every calendar year, no later than 15 months after the previous annual general meeting. In addition, Teva is required to convene a special meeting of shareholders as required under applicable law, provided that a demand by a shareholder to convene a special shareholders meeting must set forth the matters to be considered at the meeting and otherwise comply with all other requirements of applicable law and the Articles. If the Board of Directors receives a demand to convene a special meeting satisfying the above conditions, it must announce the scheduling of the meeting within 21 days after the demand was delivered, subject to the relevant requirements of the Companies Law and the regulations thereunder. If the Board of Directors fails to do so, the party who demanded to convene the special meeting may convene the meeting itself, subject to the provisions of the Companies Law. The agenda of a general meeting is determined by the Board of Directors. The agenda will also include matters for which the convening of a special meeting was demanded, as well as any matter requested by each shareholder who is entitled pursuant to applicable law to submit a proposal for the agenda of a general meeting. Any such proposal request must be delivered, in person or by certified mail, to Teva’s registered office. Any such demands or requests must comply with the requirements of applicable law, applicable stock exchange rules and the Articles.

Notices

Pursuant to the Companies Law, the regulations thereunder and the Articles, Teva is generally required to announce the convening of general meetings at least 35 days in advance, but is not required to deliver personal notices of a general meeting or of any adjournment thereof to shareholders. Teva may reasonably determine the method of publicizing the convening of general meetings, including by publishing a notice on its website, in one or more daily newspapers in Israel or in one or more international wire services, by filing the proxy with the SEC, and any such publication will be deemed to have been duly given and delivered on the date of such publication.

Teva is also subject to the proxy rules promulgated under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such is required to file a proxy statement with the SEC and take other steps in compliance with the notification requirements of the Exchange Act.

Shareholders as of the record date determined in respect of the general meeting are entitled to participate in and vote at the meeting. The Articles require that in-person shareholder meetings shall be convened in Israel, unless Teva’s center of management has been transferred to another country in accordance with the Articles, provided however that shareholder meetings may be conducted in other formats (in lieu of or in addition to in person meetings), including a virtual format.

Voting and Quorum Requirements

The quorum required for a general meeting of shareholders is at least two shareholders present in person or by proxy or represented by an authorized representative, who jointly hold at least 25% of our paid-up share capital. If a meeting is adjourned for lack of a quorum, it will generally be adjourned to the same time and place on the same day of the following week unless the Board of Directors sets another date, time and place in a notice to all persons who are entitled to receive notice of general meetings. Should no legal quorum be present at such reconvened meeting a half hour following the time set for such meeting, the necessary quorum consists of any two shareholders present, in person or by proxy, who jointly hold at least 20% of Teva’s paid-up share capital.

A shareholder who intends to vote at a meeting must demonstrate ownership of shares in accordance with the Companies Law and the regulations promulgated thereunder.

Shareholder Resolutions

The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, exercising the authority of the Board of Directors in certain circumstances, appointing auditors, approving certain transactions, increasing or decreasing the registered share capital and approving certain mergers, must be approved by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters with respect to which decisions will be made by the shareholders at a general meeting.

Generally, under the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting, unless a different majority is required by law or the Articles. Pursuant to the Companies Law and the Articles, certain shareholder resolutions (for example, resolutions amending many of the provisions of the Articles) require the affirmative vote of at least 75% of the voting rights represented at a general meeting and voting in person or by proxy, and certain other amendments to the Articles require the affirmative vote of at least 85% of the voting rights represented in a general meeting voting in person or by proxy, unless the Board of Directors sets a lower percentage, by a supermajority of three-quarters of the voting directors.

Israeli Taxation Law Applicable to Holders of the Ordinary Shares

The following discussion is for general information only. Investors are advised to consult their own tax advisors with respect to the tax consequences of the ownership of the Ordinary Shares, including the consequences under application of Israeli income tax laws to their particular situation as well as any tax consequences arising under any non-Israeli taxing jurisdiction or under any applicable tax treaty.

Income Taxes on Dividends Distributed by Teva to Non-Israeli Residents

Dividends distributed by an Israeli company to non-Israeli residents (both individuals and companies) are generally subject to 25% withholding tax or 30% with respect to a shareholder who was considered a Substantial Shareholder. A “Substantial Shareholder” is defined as a person who either alone or together with any other person, holds, directly or indirectly, at least 10% of any means of control of a company (which includes, among other things, the right to receive profits of the company, voting rights, the right to receive company’s liquidation proceeds and the right to appoint a director) on the distribution date or at any time during the 12-month period preceding the distribution date, unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence and such shareholder files an Israeli tax return for refund based on such lower rate. In the case of dividends distributed from taxable income under Approved Enterprise regime, the rate applied is 15% or 20%; under Preferred Enterprise and Preferred Technology Enterprise the rate applied is 20%.

Under the U.S.-Israel tax treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of Ordinary Shares who is a resident of the U.S. is generally 25%, but is reduced to 12.5% or 15% (depending on the type of profits distributed) if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of Teva over a required term and if certain other conditions are satisfied.

A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset.

Gains on the sale of our Ordinary Shares by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax.

In addition, subject to certain conditions, the U.S.-Israel tax treaty exempts U.S. residents who hold less than 10% of the voting power in an Israeli company, including Teva, and who did not hold 10% or more of the voting power in the company at any time during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Surtax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or a non- Israeli resident (and with respect to a non-Israeli resident, subject to applicable tax treaties) are also subject to a surtax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for each of the years 2025-2027, which amount is linked to the annual change in the Israeli consumer price index (while, according to the latest legislative acts, such linkage will not take place for the years 2025-2027). In addition, as of January 1, 2025, an additional 2% will be imposed on “Capital Sourced income” (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). If the individual’s passive income (such as income derived from dividends, interest and capital gains) exceeds said threshold, the individual will be subject to an additional 2% surtax on the excess amount. This new surtax will apply, among other things, to income from capital gains, dividends, interest, rental income, or sale of real property.

Anti-Takeover Provisions; Mergers and Acquisitions

Change of Control

Subject to certain exceptions, the Companies Law generally requires that a merger (which, for these purposes, is defined as involving two Israeli companies) be approved by both the board of directors and by the shareholders of each of the merging companies and, with respect to the target company, if its share capital is divided into more than one class, the approval of each class of shares is required unless an Israeli court determines otherwise at the request of shareholders holding at least 25% of the voting rights of the company (in accordance with the majority and legal quorum requirements set forth in the Companies Law). However, a merger may not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (disregarding any abstentions), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the means of control of the other party to the merger or by anyone on their behalf, including the relatives of or corporations controlled by these persons, if applicable, unless an Israeli court determines otherwise at the request of shareholders holding at least 25% of the voting rights of the company. In approving a merger, the Board of Directors of both merging companies must determine that there is no reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy its obligations to its creditors. Each merging company shall inform its creditors of the mergers proposal, in the manner set forth in the Companies Law and applicable regulations, and upon the request of a creditor of either party to the proposed merger, an Israeli court may prevent or delay the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will not be able to satisfy the obligations of the merging parties. A court may also issue other instructions for the protection of creditors’ rights in connection with a merger. Further, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for the approval of the merger were filed with the Israeli Registrar of Companies; and (ii) 30 days have passed since the merger was approved by the shareholders of each party to the merger.

Special Tender Offer

Under the Companies Law, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold (i) 25% or more of the voting rights of the company if there is no other holder of 25% or more of the company’s voting rights; or (ii) more than 45% of the voting rights of the company if there is no other holder of more than 45% of the company’s voting rights. This requirement does not apply to certain events set forth in the Companies Law, including a purchase of shares by an offeree in a “private placement” that receives specific shareholder approval. The Board of Directors must either give the shareholders its opinion as to the advisability of the tender offer or explain why it is unable to do so. The Board of Directors must also disclose any personal interest of any of its members in the proposed acquisition. The tender offer may be consummated only if (i) at least 5% of the company’s voting rights will be acquired; and (ii) the majority of the offerees who responded to the offer accepted the offer, excluding offerees who are controlling shareholders of the offeror, offerees who hold 25% or more of the voting rights in the company or who have a personal interest in accepting the tender offer, or anyone on their behalf or on behalf of the offeror including the relatives of or corporations controlled by these persons. Notwithstanding the above, a recent amendment to the regulations promulgated under the Companies Law provides certain relief to Israeli companies whose shares are listed outside of Israel on certain stock exchanges, including the NYSE (the “Amended Relief Regulations”). The Amended Relief Regulations provide certain dual-listed Israeli companies whose shares are traded on a stock exchange in Israel and outside of Israel an exemption from the above limitations, but only in circumstances where the law of the foreign country in which such company is traded restricts the acquisition of control by a certain percentage of the company or if the acquisition of control by a certain percentage of the company obligate the purchaser to provide a tender offer also to shareholders from the public. Therefore, currently this relief does not apply to companies traded on NYSE.

Full tender offer

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class, which we refer to as a full tender offer. The Companies Law also generally provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the purchaser offered to purchase be transferred to the purchaser by operation of law, one of the following must have occurred: (i) the shareholders who declined or who did not respond to the full tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the full tender offer accepted the offer, or (ii) the shareholders who declined or who did not respond to the full tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares.

If the conditions set forth above are not met, the purchaser may not acquire shares of the company from shareholders who accepted the full tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital or more than 90% of the particular class of shares with respect to which the full tender offer was made.

A shareholder that had his or her shares so transferred, whether he or she accepted the full tender offer or not, has the right, within six months from the date of acceptance of the full tender offer, to petition the court to determine that the full tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, subject to certain conditions, the purchaser may provide in its offer that shareholders who accept the full tender offer will not be entitled to such rights.

Board of Directors

Our Board of Directors consists of three classes of directors plus the chief executive officer, who is not part of any class. One of the classes is elected each year by the shareholders at our annual meeting for a term of approximately three years. Elected directors cannot be removed from office by the shareholders until the expiration of their term of office, unless they violate their duties of care or loyalty.

As permitted under the Companies Law, we comply with the applicable requirements of the SEC and NYSE regarding independent directors on the Board and audit and compensation committees, in lieu of the Israeli requirements for statutory independent directors and audit committee and compensation committee composition. We accordingly do not designate any of our directors as statutory independent directors or designated independent directors under Israeli law.

All of the directors up for election are elected by the holders of a simple majority of the voting rights represented at a general meeting in person or by proxy and voting.

In general, the Board of Directors formulates company policy and supervises the performance of the chief executive officer. Subject to the provisions of the Companies Law and the Articles, any Teva power that has not been conferred upon another body may be exercised by the Board of Directors.

Neither our Memorandum or Articles, nor Israeli law, mandate retirement of directors at a certain age, or share ownership for a director’s qualification.

Conflicts of Interest

Approval of Related Party Transactions

The Companies Law requires that an ‘office holder’ (as defined in the Companies Law) of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction of the company. Each of our directors and executive officers is an ‘office holder’ under the Companies Law and Teva’s Related Party Transactions Policy. Teva’s Related Party Transactions Policy also applies to any director nominees (“Director Nominees”), any holders of 5% or more of Teva’s outstanding share capital or voting rights (“5% Holders” and collectively with Teva’s office holders and Director Nominees, the “Covered Persons”) and with respect to transactions in which a Covered Person has a direct or indirect personal interest, including a personal interest of a relative of such Covered Person and a personal interest of an entity in which such Covered Person or a relative of such Covered Person is an interested party (as defined in the Companies Law).

Pursuant to the Companies Law and Teva’s Related Party Transactions Policy, the Audit Committee shall determine whether any transaction with a Covered Person in which the Covered Person has a personal interest (other than, with respect to a Covered Person who is an office holder, such office holder’s Terms of Office and Employment) is an “extraordinary transaction” (defined as a transaction not in the ordinary course of business, not on market terms or likely to have a material impact on the company’s profitability, assets or liabilities).

Pursuant to the Companies Law, the Articles and Teva’s Related Party Transactions Policy, in the event that the Audit Committee determines that the transaction is an extraordinary transaction, Audit Committee and Board approval are required and, in some circumstances, shareholder approval may also be required; if however, it is determined that the transaction is not an extraordinary transaction, the transaction will not require Board or shareholder approval. A related party transaction may only be approved if it is determined to be in the best interests of Teva. According to Teva’s Related Party Transactions Policy, the Company should normally not commit to a Related Party Transaction for a term of more than three years without the right to review and re-negotiate its terms and provisions at least once every three years.

A person with a personal interest in the matter generally may not be present at meetings of the Board or certain committees where the matter is being considered and, if a member of the Board or a committee, may generally not vote on the matter.

Transactions with Controlling Shareholders

Under Israeli law, extraordinary transactions with a controlling shareholder or in which the controlling shareholder has a personal interest and any engagement with a controlling shareholder or a controlling shareholder’s relative with respect to the provision of services to the company or with their Terms of Office and Employment as an office holder or their employment, if they are not office holders, generally require the approval of the audit committee (or with respect to Terms of Office and Employment, the compensation committee), the Board of Directors and the shareholders. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded), or, alternatively, that the total shareholdings of the disinterested shareholders who vote against the transaction cannot represent more than two percent of the voting rights in the company. Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

A shareholder who holds 25% or more of the voting rights in a company is considered a controlling shareholder for these purposes if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purpose of calculating percentages.

Approval of Director and Executive Officer Compensation

As required by the Companies Law, we have adopted a compensation policy regarding the Terms of Office and Employment of our office holders (the “Compensation Policy”). Pursuant to the Companies Law, arrangements between Teva and its office holders must generally be consistent with the Compensation Policy. However, under certain circumstances, we may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a special disinterested majority of our shareholders.

In addition, pursuant to the Companies Law, the Terms of Office and Employment of office holders generally require the approval of the compensation committee and the Board of Directors. The Terms of Office and Employment of directors (including those of a chief executive officer who is a director) further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, the approval of the shareholders by the special disinterested majority is also generally required. Pursuant to regulations promulgated under the Companies Law, shareholder approval is not required with respect to the remuneration granted to a director or a chief executive officer for the period following his or her appointment until the next general meeting of shareholders, provided such remuneration is approved by the compensation committee and the Board of Directors, is consistent with the Compensation Policy and is on similar or less favorable terms than those of such person’s predecessor. In addition, under certain circumstances, shareholder approval is not required with respect to the Terms of Office and Employment of a candidate to be engaged as Teva’s chief executive officer if the compensation committee determines that such engagement will be frustrated if shareholder approval is sought, provided that the terms are consistent with the Compensation Policy.

Under certain circumstances, if the Terms of Office and Employment of office holders who are not directors are not approved by the shareholders (where such approval is required), the compensation committee and the Board of Directors may nonetheless approve such terms. In addition, non-material amendments of the Terms of Office and Employment of office holders who are not directors may be approved by the compensation committee only, provided such amendments are consistent with the Compensation Policy, and non-material amendments of the Terms of Office and Employment of executive officers other than the chief executive officer may be approved by the chief executive officer only, provided also that such approval is permitted under the Compensation Policy.

Insurance, Exemption and Indemnification of Directors and Executive Officers

The Companies Law provides that a company may not exempt or indemnify a director or an executive officer, or enter into an insurance contract, which would provide coverage for any liability incurred as a result of any of the following: (i) a breach by the director and/or executive officer of his or her duty of loyalty unless, with respect to insurance coverage or indemnification, due to a breach of his or her duty of loyalty to the company committed in good faith and with reasonable grounds to believe that such act would not prejudice the interests of the company; (ii) a breach by the director and/or the executive officer of his or her duty of care to the company committed intentionally or recklessly (other than if solely done in negligence); (iii) any act or omission done with the intent of unlawfully realizing personal gain; or (iv) a fine, monetary sanction, forfeit or penalty imposed upon a director and/or executive officer. In addition, the Companies Law provides that directors and executive officers can be exempted in advance with respect to liability for damages caused as a result of a breach of their duty of care to the company (but not for such breaches committed intentionally or recklessly, as noted above, or in connection with a distribution (as defined in the Companies Law)).

Pursuant to indemnification and release agreements, we release our directors and executive officers from liability and indemnify them to the fullest extent permitted by law and the Articles. Under these agreements, our undertaking to indemnify each director and executive officer for certain payments and expenses as well as monetary liabilities imposed by a court judgment (including a settlement or an arbitrator’s award that was approved by a court), which indemnification of monetary liabilities (i) shall be limited to matters that are connected or otherwise related to certain events or circumstances set forth therein, and (ii) shall not exceed $200 million in the aggregate per director or executive officer. Under Israeli law, indemnification is subject to other limitations, including those described above. Subject to applicable law, we may also indemnify our directors and officers following specific events.

Our directors and executive officers are also covered by directors’ and officers’ liability insurance.

Dividends

Under the Companies Law and the regulations promulgated thereunder, dividends may generally be distributed only out of the Company’s profits, provided that there is no reasonable concern that the distribution will prevent us from satisfying our existing and anticipated obligations when they become due. In accordance with the Companies Law and the Articles, the decision to distribute dividends and the amount to be distributed is made by the Board of Directors.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary Shares, proceeds from the sale of the Ordinary Shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Non-residents of Israel who purchase Ordinary Shares with U.S. dollars or other non-Israeli currency will be able to receive dividends, if any, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Teva, in U.S. dollars at the rate of exchange prevailing at the time of conversion. Dividends to non-Israeli residents are subject to withholding.

Listing

Our Ordinary Shares have been listed on the Tel Aviv Stock Exchange (“TASE”) since 1951 and have been traded in the United States since 1982.

Our Ordinary Shares have been listed directly on the NYSE since September 14, 2026. Previously, our Ordinary Shares were traded in the form of ADSs.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Equiniti Trust Company, LLC.

Item 2. Exhibits.

3.1	Memorandum of Association (incorporated by reference to Exhibit 3.1 to Registration Statement on Form F-1 (Reg. No. 33-15736)) (1)

3.2	Amendment to Memorandum of Association (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the SEC on December 14, 2018) (1)

3.3	Articles of Association (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed with the SEC on June 23, 2022)

(1)	English translation or summary from Hebrew original, which is the official version

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: September 14, 2026	By:	/s/ Eli Kalif
	Name:	Eli Kalif
	Title:	Executive Vice President, Chief Financial Officer